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SEC FILE NUMBER
8-70365

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: REVOLUT SECURITIES INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

107 Greenwich Street 20th Floor
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jack Callahan	617-283-5185	jack.callahan@revolut.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, LLP
(Name – if individual, state last, first, and middle name)

One Bush Street, Suite 1800	San Francisco	CA	94104
(Address)	(City)	(State)	(Zip Code)

October 8, 2003	243
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Jack Callahan_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Revolut Securities Inc._____
__12/31_____, 2 _023_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

```
MONIQUE ROMERO
NOTARY PUBLIC, STATE OF NEW YORK
No. 01RO6308967
Qualified in New York County
My Commission Expires 8/4/2026
```

Signature:

Title:
CEO

Monique Romero
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Revolut Securities Inc

Report on Audit of Financial Statement

As of and for the Year Ended December 31, 2023

Contents



Tel: 415-397-7900   One Bush Street, Suite 1800
Fax: 415-397-2161   San Francisco, CA 94104
www.bdo.com

Report of Independent Registered Public Accounting Firm

Revolut Securities, Inc.
New York, New York

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Revolut Securities, Inc. (the "Broker-Dealer") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, P.C.

We have served as the Broker-Dealer's auditor since 2021.
April 25, 2024

Statement of Financial Condition
December 31, 2023

ASSETS

Cash	$	354,995
Clearing firm deposit		262,494
Due from affiliates		41,092
Other assets		54,631
Total assets	$	713,212

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	96,302
Due to affiliate		167,254
Total liabilities		263,556

STOCKHOLDER'S EQUITY

Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding	$	10
Additional Paid in Capital		5,537,232
Accumulated deficit		(5,087,586)
Total stockholder's equity		449,656
Total Liabilities and Stockholder's Equity	$	713,212

See accompanying notes to financial statement

Notes to Financial Statement
As of and for the Year Ended December 31, 2023

1. Organization and Nature of Business

Revolut Securities Inc ("The Company"), was incorporated in Delaware on May 14, 2019. On June 16, 2021, the Company received approval to become a broker-dealer and as such is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is owned by Revolut Ltd. ("Ultimate Parent").

The Company is an introducing broker-dealer and was established by its ultimate parent to engage in retail brokerage activity, for subscribers of its mobile trading application. The Company remains dependent on additional capital for the development of its business activities. The Company's business activities are subject to significant risk and uncertainties including regulatory requirements, competition and customer onboarding.

The Company operates under the exemptive provision of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The Company also relies on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 as it shares monthly subscriber fees by use of a mobile application by customers with an affiliate.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

There are no credit losses on any receivables and there are no contract assets or liabilities as of January 1, 2023 or December 31, 2023.

Stock Based Compensation

Stock based compensation is measured based on the fair value of the award and recognized over the required service or vesting period. Forfeited awards are accounted for by adjusting the actual expense recognized in the reporting period to the actual number of awards that have vested.

In 2023, restricted stock units (RSU's) were valued using an adjusted fully-diluted method/post-money valuation to estimate the equity value of the Company and Option Pricing model ("OPM"), specifically a Monte Carlo Simulation ("MCS") for equity allocation, including a discount for lack of marketability. Significant assumptions related to the fair value of the RSUs included a time to liquidity event of 1.67 years, volatility of 50%, risk free rate of 4.3% and zero dividend yield. The fair value of the RSU's represent a level 3 measurement.

Income Taxes

ASC Topic 740-10, "Accounting for Uncertainty in Income Taxes" establishes a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two step approach whereby a tax benefit is recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in the ASC Topic. The ASC Topic also sets out disclosure requirements to enhance transparency of an entity's tax reserves. As of December 31, 2023, there are no uncertain tax positions.

Income Taxes (Continued)

The Company is taxed as a C Corporation. Income tax expense represents the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities, as if the Company were a separate taxpayer. Deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The realization of deferred income tax assets is assessed, and a valuation allowance is recorded if it is more likely than not that all or a portion of the deferred tax assets will not be realized. More likely than not is defined as greater than a 50% probability. All positive and negative evidence is considered to determine whether a valuation allowance is needed. The Company has incurred losses since inception and maintains a full valuation allowance on its deferred tax assets. Therefore, no current or deferred tax expense have been recognized for the year ended December 31, 2023, and there are no tax-related balances due to or from affiliates at December 31, 2023.

3. Related Party Transactions

In June 2021, the Company entered into an expense sharing agreement with the affiliate, to allocate occupancy, general overhead and compensation expenses. As of December 31, 2023, the Company owed the affiliate $167,254, as reimbursement for operating expenses, which is separately disclosed on the statement of financial condition.

As of December 31, 2023, the Company has a receivable balance from Revolut Technologies Inc. of $37,530, which is included in "Due from affiliates" balance on the statement of financial condition.

The Company participates in an equity based compensation program administered by its ultimate parent, Revolut Ltd, whereby RSU's of the ultimate parent are granted to certain employees of the Company. Payment is based on a calculation which considers, among other things, the market value per share price of the ultimate parent's stock. The equity awards vest over a period of two to four years as service conditions are satisfied. The equity only vests on vesting date for current employees who have not provided termination notice. For the year ended December 31, 2023, the ultimate parent contributed its shares valued at $270,760 for employee grants which was recorded as a capital contribution to the Company.

Notes to Financial Statement
As of and for the Year Ended December 31, 2023

4. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1 or 8 to 1 for 12 months after commencing business as a broker dealer. At December 31, 2023, net capital of $353,933, exceeded the required net capital minimum of $17,570 by $336,363. At December 31, 2023, the Company's percentage of aggregate indebtedness to net capital was 74.46%.

5. Clearing Broker and Clearing Expenses

The Company signed a clearing agreement with its clearing broker, DriveWealth, on a fully disclosed basis. The terms of the agreement specify that the Company maintains a deposit of $250,000 and is responsible for payment of minimum monthly clearing expenses of $20,000. At December 31, 2023, the deposit balance includes earned interest of $12,494.

6. Concentration of Credit Risk

The Company maintains its cash balance in a bank account at one financial institution, and at times, the balance may exceed the federally insured limit. At December 31, 2023, the Company has approximately $104,995 in excess of the insured limits. The Company has not experienced any losses in such accounts.

7. Commitments and Contingent Liabilities

The Company might be involved in legal matters that arise periodically in the ordinary course of business. At this time, the Company is not aware of any legal matters or customer complaints that are believed to be material to the Company's results of operations or financial condition.

8. Capital and Liquidity

The Company is in a start-up phase, and accordingly, has incurred losses and negative cash flows since its inception as a broker-dealer in 2021. The Company might require additional liquidity to fund its operations over the next year from the date of issuance of these financial statements. Although there is uncertainty as to whether or not forecasted growth can be realized, Revolut UK Ltd, the Company's ultimate parent, has provided a letter of support that if necessary, either itself or another Revolut entity, will provide financial support to the Company for its continued operations for a period of not less than one year from the date of signing the Company's financial statements. Based on this commitment from Revolut UK Ltd, management of the Company believes that the Company has adequate resources to meet its liquidity needs for a period of 12 months from the issuance of these financial statements.

9. Subsequent Events

The Company has evaluated subsequent events through the date of issuance of these financial statements. On January 29, 2024, the Company's ultimate parent, Revolut UK Ltd, made a capital contribution of $1,928,539. The Company has determined that no other events have occurred that were to be recognized or disclosed in these financial statements.